Exhibit 99.1

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF
SHAREHOLDERS

To Be Held on December 13, 2012

To our Shareholders:

You are invited to attend an Annual and Special Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the Company offices, at 20 Freiman Street, Rishon LeZion, Israel on December 13, 2012 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect four directors: Messrs. Edouard Cukierman, Joel Adler, Luis Gutierrez Roy and Ronen Zavlik to the Company’s Board of Directors (the “Board of Directors”), to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To approve a change in the form of compensation of our directors (excluding External Directors), so that their compensation shall be paid in Ordinary Shares instead of in cash, as described in the Proxy Statement.

3.
To approve: (i) a grant to Telegraph Hill Capital Fund I, LLC (“THCap”) of warrants to purchase 14,400 Ordinary Shares for a term of 3 years, and (ii) payment to THCap for business development services, all as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

4.
To approve an amendment to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, so that payment for Active Chairman services shall be made in Ordinary Shares instead of in cash, as more fully described in the proxy statement.

5.	To approve an extension to the Company’s 2003 Israeli Stock Option Plan, as described in the Proxy Statement.

6.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

7.
To approve a reverse split of the Company’s Ordinary Shares, such that every four Ordinary Shares, NIS 20.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 80.00 nominal value; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

8.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2011.

9.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on November 5, 2012 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1 to 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

 Proposal 7 is a special resolution which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2011 described in Proposal 8 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual and Special General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours. The Company’s Financial Statements for the year ended December 31, 2011 were included in the Company's Annual Report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on April 30, 2012 and appear on the SEC's website at www.sec.gov.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual and Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

      Edouard Cukierman
          Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.  YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 13, 2012

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 20.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual and Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 13, 2012 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect four directors: Messrs. Edouard Cukierman, Joel Adler, Luis Gutierrez Roy and Ronen Zavlik to the Company’s Board of Directors (the “Board of Directors”), to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To approve a change in the form of compensation of our directors (excluding External Directors), so that their compensation shall be paid in Ordinary Shares instead of in cash, as described in the Proxy Statement.

3.
To approve: (i) a grant to Telegraph Hill Capital Fund I, LLC (“THCap”) of warrants to purchase 14,400 Ordinary Shares for a term of 3 years, and (ii) payment to THCap for business development services, all as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

4.
To approve an amendment to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, so that payment for Active Chairman services shall be made in Ordinary Shares instead of in cash, as more fully described in the proxy statement.

5.	To approve an extension to the Company’s 2003 Israeli Stock Option Plan, as described in the Proxy Statement.

6.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2012 and for such additional period until the next annual general meeting of shareholders.

7.
To approve a reverse split of the Company’s Ordinary Shares, such that every four Ordinary Shares, NIS 20.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 80.00 nominal value; and to amend the Company’s Articles of Association and Memorandum of Association accordingly.

8.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2011.

9.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors.  The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual and Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 6, 2012. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 5, 2012 are entitled to notice of and to vote at the Meeting. The Company had 4,472,298 Ordinary Shares issued and outstanding on October 26, 2012, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the next week, at the same time and place, or to such day and at such other time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

Votes Required. Proposals 1 to 6 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 7 is a special resolution which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2011 described in Proposal 8 does not involve a vote of our shareholders.

I.           PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 26, 2012, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 4,472,298 shares outstanding as of October 26, 2012.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (2)	Total Shares	Percent
Catalyst (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	642,797	163,077	805,874	17.39%

SITA S.A. (3) 27, RTE DE GY 1252 Meinier, Geneva, Switzerland	627,984	172,862	800,846	17. 24%

Bellite Pty Limited (4) 7 Beresford Road, Rose Bay 2029, NSW, Australia	465,142	115,385	580,527	12.66%

Dimex Systems (1988) Ltd. (5) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	425,385	222,615	648,000	13.80%

Telegraph Hill Capital Fund I, LLC (6)	257,362	61,539	318,901	7.03%

(1)
Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P. Catalyst Investments II, L.P. is the general partner of Catalyst Private Equity Partners (Israel) II L.P.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments L.P. and Catalyst Private Equity Partners (Israel) II L.P. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments L.P. and in Catalyst Investments II, L.P.

(2)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this Proxy Statement.

(3)	Mr. Gérard Limat may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(5)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

(6)	Messrs. Luis Gutierrez Roy and Clarence Wesley may be deemed to have shared voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund I, LLC.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect a slate of four directors to serve on the Board of Directors. Messrs. Edouard Cukierman, Joel Adler, Luis Gutierrez Roy and Ronen Zavlik will be nominated for reelection.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

All of the Company’s directors, except for Mr. Edouard Cukierman, are independent directors in accordance with NASDAQ Listing Rules.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

On October 25, 2012, the Independent Committee of the Company, as well as the Board of Directors, recommended the re-election of the proposed nominees.

The four nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position
Mr. Edouard Cukierman (1)	47	Chairman of the Board of Directors
Mr. Joel Adler (2)	58	Director
Mr. Ronen Zavlik (3)	51	Director
Mr. Luis Gutierrez Roy (4)	42	Director

(1) Mr. Edouard Cukierman holds 4,334 ordinary shares directly, 1,285 ordinary shares through a wholly owned company, E.D.I  European Development and Investments Ltd. and an additional 2,520 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership (see "Principal Shareholders" above.) In addition, Mr. Edouard Cukierman holds options to purchase 169,440 Ordinary Shares,  which he received pursuant to his Active Chairman Agreement

(2) Brada Investments Limited is discretionary trust, of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 28,185 Ordinary Shares. Mr. Joel Adler holds 4,300 options, which he received as a director.

(3) Mr. Zavlik holds 2,800 options to purchase the Company’s Ordinary Shares, which he received as a director.

(4) Telegraph Hill Capital Fund I, LLC is a Delaware company, of which Mr. Luis Gutierrez Roy is a managing director, holds 257,362 Ordinary Shares,  and warrants to purchase 61,539 Ordinary Shares.  Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares beneficially owned by Telegraph Hill Capital Fund I, LLC.

Mr. Edouard Cukierman has been a director of the Company since May 2003 and Chairman of the Company since June 2003. He is the founder of Cukierman & Co. Investment House Ltd. (CIH) and Catalyst Fund. Since its establishment in 1993, CIH realized more than ˆ 3.5 billion of corporate finance transactions. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a Venture Capital Fund established in 1993, which was the first Israeli company to go public in Continental Europe. He is the Founder of the Go4Europe yearly conference. He is a board member of Lamina Technologies in Switzerland, Dorimedia and Harmon.ie in Israel. Edouard Cukierman is the Chairman of the European Committee of the High Tech Industry Association (HTIA) since May 2011. He is as well the President of the Israeli desk of the Foundation France Israel. Mr. Cukierman is a board member of “Alliance Israelite Universelle en Israel” and a board member of Sar-El Association.  In the past, Mr. Cukierman was the President of the Supervisory Board of Citec Environment SA and Services in Paris. He was a Board member of Orex, MTI Wireless and other portfolio companies of Catalyst and served as a Board member of Otto Capital, a Singapore based VC fund. Mr. Cukierman serves as reserve officer in the Crisis & Hostage Negotiation Team and he is an officer (reserve) of the Spokesman Unit. Mr. He holds an MBA from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.

Mr. Joel Adler has been a director of the Company since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM).  Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a Law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

Mr. Ronen Zavlik has been a director of the Company since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy has been a managing partner at Telegraph Hill Capital Fund I, LLC since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008. Prior to E&Y, he led the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and the Barcelona Stock Exchange, where he started his professional career in 1993. Mr. Gutierrez Roy has advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2011:

	Salaries, Directors' fees, Service fees, Commissions and Bonus (1)	Pension, Retirement and Similar benefits
All directors and officers as a group (then 12 persons)	$987,000	$109,777

(1)
Includes consulting and other fees paid to CIH, of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder, and stock based compensation in the amount of $223,000.

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid, as the case may be.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect the following four persons to serve as members of the Board of Directors of the Company, until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified: Edouard Cukierman, Joel Adler, Luis Gutierrez Roy, and Ronen Zavlik.”

Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

Vote Required

             The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.	APPROVAL OF A CHANGE IN THE FORM OF COMPENSATION TO DIRECTORS

The Company’s Audit Committee and Board of Directors have approved and ratified a change in the form of compensation for directors, such that compensation shall be paid in Ordinary Shares instead of in cash. The change shall apply to all the directors, excluding: (1) external directors of the Company; (2) directors who are also officers of the Company; and (3) Mr. Edouard Cukierman, the Chairman of the Board, who has signed with the Company a separate Active Chairman Agreement (see Proposal 4 below for further details).

The current compensation consists of an annual fee of NIS 26,140 and a meeting attendance fee of NIS 1,353. The directors are entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law.) Such compensation is linked to Israeli CPI index since October 2011.

Payment in the Company’s Ordinary Shares shall be made according to the following terms:

•	Payment once a year, at the end of each calendar year.
•
The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

•	Payment in Ordinary Shares shall apply for compensation due commencing July 1, 2012 onwards.

In addition to the fees, all of the first-time elected directors receive 1,500 options to purchase the Company’s Ordinary Shares and if applicable, an additional amount of 1,500 options to purchase the Company’s Ordinary Shares on the third anniversary of their service as directors of the Company. The exercise price of these options is equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the appointment of the director.  The options vest and become exercisable in three equal parts over a period of three years.

 Under the Israeli Companies Law, the adoption of this proposed resolution requires the approvals of the Audit Committee, Board of Directors and Shareholders, in that order. Our Audit Committee and Board of Directors have approved the change in the form of compensation described above.

If the proposed resolution is not approved, then the Directors will continue to be paid in cash, as was resolved by the shareholders in the previous Annual General Meeting on December 20, 2011.

               At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve a change in the form of compensation paid to directors, now and in the future (other than external directors, directors who are also officers of the Company and the current Chairman of the Board), such that payment shall be made in Ordinary Shares instead of in cash, in the manner described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

3.	Grant of Warrants to Telegraph Hill Capital Fund I, LLC

In September 2009, the Company entered into an Advisory Agreement with Telegraph Hill Capital Fund I, LLC (“THCap”), pursuant to which THCap was to provide the Company with non-exclusive private financing and business consulting services. In consideration, the Company issued to THCap warrants to purchase 14,400 ordinary shares at an exercise price of $2.75 per share. These warrants have expired on August 31, 2012.

In November 2009, the Company entered into an amendment to the Advisory Agreement with THCap, pursuant to which THCap shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCap.

On October 5, 2010, the Company entered into a share purchase agreement with THCap for the issuance of an aggregate of 96,362 Ordinary Shares at a price per share of $3.11, or approximately $300,000 in total.  Pursuant to this agreement, Mr. Luis Gutierrez Roy was appointed to the Board of Directors. Mr. Luis Gutierrez Roy is the managing partner of THCap and may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

In March 2012, the Company’s Audit Committee and Board of Directors approved an additional grant to THCap of warrants to purchase 14,400 Ordinary Shares. The grant is subject to the shareholders’ approval. The warrants' exercise price will be equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' Meeting. The warrants will be exercisable for 3 years from their issuance date.

On October 25, 2012, the Company’s Audit Committee and Board of Directors approved an additional amendment to the Advisory Agreement with THCap, subject to the shareholders’ approval pursuant to which THCap will be paid a retainer for business development services that it provides for the Company. The retainer will be in an amount of $3,650 per month, and will be paid in the Company’s Ordinary Shares as follows:

•	Payment will be made once a year, at the end of each calendar year.
•
The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve: (i) a grant to Telegraph Hill Capital of warrants to purchase 14,400 of the Company’s Ordinary Shares, and (ii) an amendment to Telegraph Hill Capital’s Advisory Agreement with the Company, providing payment in Ordinary Shares for business development services, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.	AMENDMENT OF ACTIVE CHAIRMAN AGREEMENT

On May 24, 2011, the Company entered into an Active Chairman Agreement with Edouard Cukierman, pursuant to which in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 89,440 Ordinary Shares, and be paid a monthly cash payment of $5,000 (Five Thousand Dollars), plus VAT at the prevailing rate. This Active Chairman Agreement was approved by the shareholders in the Annual General Meeting on December 20, 2011.

At the Company's request, the Chairman has agreed that the monthly payment of $5,000 shall be paid in Ordinary Shares instead of in cash. The proposed terms for payment in Ordinary Shares are as follows:

•	Payment will be made once a year, at the end of each calendar year.
•
The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

•	Payment in Ordinary Shares shall apply for compensation due commencing July 1, 2012 onwards.

If the proposed resolution is not approved, then the Chairman will continue to be paid in cash. Fees in respect of the period up to December 13th, 2012, shall be paid retroactively in cash.

Pursuant to the Israeli Companies Law, the proposed amendment to the Active Chairman Agreement was approved by the Company’s Audit Committee prior to the approval by the Company’s Board of Directors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an amendment to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, to provide for payment of monthly fees in Ordinary Shares, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.	AMENDMENT TO THE 2003 ISRAELI STOCK OPTION PLAN (EXTENSION OF TERM UNTIL MAY 31, 2023)

Under the 2003 Israeli Stock Option Plan (the “Plan”), approved by the Company’s shareholders on May 22, 2003, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company. The Plan’s original ten-year term expires on May 22, 2013.

The Board of Directors believes that the extension of the term of the Plan until May 31, 2023 is in the best interests of the shareholders.  The proposed extension does not affect the terms of any options previously granted by the Company.

The complete text of the Plan, as amended, is attached to this Proxy Statement as Exhibit A.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an extension to the Company’s 2003 Israeli Stock Option Plan, by an additional ten (10) years’ period, until May 31, 2023, and to amend the Plan accordingly”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.	REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2012, and for such additional period, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2010 and 2011:

	Year Ended December 31, 2011		Year Ended December 31, 2010
	Amount	Percentage	Amount	Percentage
Audit Fees	$73,000	88%	$91,000	90%
Tax Fees (1)	$10,000	12%	$10,000	10%
Total	$83,000	100%	$101,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to to annual tax reports.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, and sets forth a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2012 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7.	REVERSE-SPLIT OF THE COMPANY SHARES

On January 17, 2012, the Company received notice from the Staff of the Nasdaq Stock Market stating that the Company did not meet the $1.00 minimum bid price requirement, as set forth in  Nasdaq Listing Rule 5550(a)(2) (the "Rule").  In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 16, 2012, to regain compliance with the Rule.  By letter dated July 17, 2012, the Nasdaq Staff advised the Company that it had not regained compliance with the minimum bid price requirement and would be delisted on or about July 26, 2012.  On July 19, 2012, the Company requested a hearing with the Nasdaq Hearing Panel (the “Panel”), and a hearing was held on August 30, 2012.  The Company was subsequently advised that the Panel had granted the Company’s request for continued listing on the Nasdaq Capital Market, subject to meeting certain conditions.

The Panel determined that the continued listing of the Company’s securities on Nasdaq is contingent on:

1.	The Company effecting a reverse stock split in the ratio of 1 for 4 by not later than December 15, 2012.
2.	On or before January 16, 2013, the Company must evidence a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days.

As such, the Board of Directors recommends effecting a reverse-split with a 1:4 ratio, where four Ordinary Shares of the Company NIS 20.00 nominal value each, will be consolidated into one Ordinary Share, of NIS 80.00 nominal value. This would bring about a reclassification of the Company’s authorized and issued share capital, such that the Company’s authorized share capital would be comprised of 2,500,000 Ordinary Shares, NIS 80.00 nominal value each, and its issued share capital would be approximately 1,118,075 Ordinary Shares, NIS 80.00 nominal value each. The reverse-split will affect all Company shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except to the extent that the reverse-split will result in any of the shareholders owning a fractional share or option (see below).

The exercise price and the number of shares issuable pursuant to certain outstanding options and warrants will automatically be adjusted in accordance with such reverse-split. Thus, for every 4 old shares previously issuable upon exercise of the options or warrants, the holders of these convertible securities will, upon exercise thereof, now receive one Ordinary Share of NIS 80.00 nominal value, for the same aggregate amount of consideration paid.

No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares.

Although no assurance can be given, it is anticipated that this reverse-split will have the effect of sufficiently raising the bid price of the Company’s Ordinary Shares above $1.00 per share in order to comply with the Nasdaq minimum bid price requirement.

However, in addition to the number of shares outstanding, the price per share of the Ordinary Shares is also a function of the Company’s financial performance and other factors, some of which may be unrelated to the number of shares outstanding.  Accordingly, there can be no assurance that the closing bid price of the Company’s Ordinary Shares after any reverse stock split will increase in an amount proportionate to the decrease in the number of issued and outstanding shares, or that any increase can be sustained for a prolonged period of time.  Even if a reverse stock split has the desired effect, there can be no assurance that the Company will be able to maintain compliance with all of the continued listing requirement of The Nasdaq Capital Market.

After the effective date of the reverse-split, shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is American Stock Transfer and Trust Company. Shareholders holding Company shares in “street name” through a bank, broker or other nominee will effect the reverse-split for their beneficial owners.

Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

If this Proposal No. 7 is not approved, the Ordinary Shares will cease to be listed and traded on The Nasdaq Capital Market. Such delisting could significantly and adversely affect the trading in and liquidity of the Ordinary Shares.

Vote Required

The affirmative vote of the holders of 75% of the shares present, or represented, and voting thereon at the Meeting is required for the approval of the reverse split and the corresponding amendment to the Company’s Articles of Association and Memorandum of Association.

At the meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to effect a reverse-split of the Company’s Ordinary Shares (on the effective date to be determined by the Board of Directors, not later than December 15, 2012) where each four Ordinary Shares NIS 20.00 nominal value each will be consolidated into one single Ordinary Share of NIS 80.00 nominal value, such that the authorized share capital of the Company will be 2,500,000 Ordinary Shares, NIS 80.00 nominal value each, ranking pari passu in all respects, as recommended by the Board of Directors. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares. Concurrently with the reverse-split, it is hereby resolved to amend article 4.1 of the Company’s Articles of Association and section 4 of the Company’s Memorandum of Association, to conform with the reverse-split effected.”

Notwithstanding approval of this proposal by the shareholders, the Board of Directors may, in its sole discretion, determine not to effect, and abandon, the reverse-split without further action by the shareholders.

8.	REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 6-K on March 29, 2012, and on Form 20-F on April 30, 2012, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com . These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

9.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

        Edouard Cukierman
          Chairman of the Board of Directors

October, 2012

Exhibit A

B.O.S BETTER ON-LINE SOLUTION LTD.

THE 2003 ISRAELI SHARE OPTION PLAN

(In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

This plan, as amended from time to time, shall be known as B.O.S. Better On-Line Solution Ltd 2003 Israeli Share Option Plan (the “ISOP”).

1.                PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2.                DEFINITIONS

For purposes of the ISOP and related documents, including the Option Agreement, the following definitions shall apply:

2.1              “Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2              “Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3              “Board” means the Board of Directors of the Company.

2.4              “Capital Gain Option (CGO)” as defined in Section 5.4 below.

2.5              “Cause” means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6	“Chairman” means the chairman of the Committee.

2.7	“Code” means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.8               “Committee” means a share option compensation committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board. The Committee shall consist of directors who are “outside directors” as defined in Section 162(m) of the Code and “Non-Employee Directors” as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the United States Securities Exchange Act of 1934. The Board will be able to delegate its authorities to the Committee subject to any applicable law.

2.9              “Company” means B.O.S Better On-line Solution Ltd., an Israeli company.

2.10             “Companies Law” means the Israeli Companies Law 5759-1999.

2.11            “Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.12            “Date of Grant” means, the date of grant of an Option, as determined by the Board and set forth in the Optionee’s Option Agreement.

2.13             Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.14	“Expiration date” means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

2.15            “Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.
Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.16            “ISOP” means this 2003 Israeli Share Option Plan.

2.17            “ITA” means the Israeli Tax Authorities.

2.18            “Non-Employee” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.19            “Ordinary Income Option (OIO)” as defined in Section 5.5 below.

2.20            “Option” means an option to purchase one or more Shares of the Company pursuant to the ISOP.

2.21            “102 Option” means any Option granted to Employees pursuant to Section 102 of the Ordinance.

2.22            “3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.23            “Optionee” means a person who receives or holds an Option under the ISOP.

2.24            “Option Agreement” means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option.

2.25            “Ordinance” means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.26	“Purchase Price” means the price for each Share subject to an Option.

2.27             “Retirement” shall mean Optionee's retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Optionee participates.

2.28            “Section 102” means section 102 of the Ordinance as now in effect or as hereafter amended.

2.29            “Share” means the ordinary shares,  1.00 NIS par value each, of the Company.

2.30            “Successor Company” means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.31            “Transaction” means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

2.32            “Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.33            “Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.34            “Vested Option” means any Option, which has already been vested according to the Vesting Dates.

2.35            “Vesting Dates” means, as determined by the Board, the date as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

3.                ADMINISTRATION OF THE ISOP

3.1              The Board shall have the power to administer the ISOP, all as provided by applicable law and in the Company’s Articles of Association.

3.2              The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3              The Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of  Approved 102 Option; and (v) designate the type of  Options.

                   In Addition the Board shall have the full power and authority to (i) alter any restrictions and conditions of any Options or Shares subject to any Options (ii) interpret the provisions and supervise the administration of the ISOP; (iii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (iv) determine the Purchase Price of the Option; (v) prescribe, amend and rescind rules and regulations relating to the ISOP; and (vi) make all other determinations deemed necessary or advisable for the administration of the ISOP.

3.4              The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of the ISOP.

3.5              Subject to the Company’s Articles of Association, all decisions and selections made by the Board pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

3.6              The interpretation and construction by the Board of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.7              Subject to the Company’s Articles of Association and the Company’s decision, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.                DESIGNATION OF PARTICIPANTS

4.1              The persons eligible for participation in the ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

4.2              The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

4.3              Anything in the ISOP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

5.2              The grant of Approved 102 Options shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA as required by Section 102.

5.3              Approved 102 Option may either be classified as Capital Gain Option (“CGO”) or Ordinary Income Option (“OIO”).

5.4              Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5              Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIO.

5.6              The Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7              All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

5.8              For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9              With regards to Approved 102 Options, the provisions of the ISOP and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the ISOP and of the Option Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ISOP or the Option Agreement, shall be considered binding upon the Company and the Optionees.

6.	TRUSTEE

6.1              Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.2              Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

6.3              With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

6.4              Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1              The Company has reserved 2,500,000 (two million, five hundred thousand) authorized but unissued Shares, for the purposes of the ISOP and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company’s other share option plans.

7.2              Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Board in its discretion may prescribe, provided that they are consistent with this ISOP.

8.	PURCHASE PRICE

8.1              The Purchase Price of each Share subject to an Option shall be determined by the Board in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will contain the Purchase Price determined for each Optionee.

8.2              The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Board, including without limitation, by cash or check. The Board shall have the authority to postpone the date of payment on such terms as it may determine.

8.3              The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company or the Optionee (that is the functional currency of the Company or the currency in which the Optionee is paid) as determined by the Company.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Optionee's rights to purchase Shares under the ISOP shall be adjusted as hereafter provided:

9.1              In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection and with respect to the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action and all other terms and conditions of the Option Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board or the Board, which determination shall be in their sole discretion and final. The Company shall notify the Optionee of the Transaction in such form and method as it deems applicable at least ten (10) days prior to the effective date of such Transaction.

9.2              Notwithstanding the above and subject to any applicable law, the Board shall have full power and authority to determine that in certain Option Agreements there shall be a clause instructing that, if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction.

9.3              For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Board may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Board may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.4              If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

9.5              If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

10.	TERM AND EXERCISE OF OPTIONS

10.1            Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2            Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3            The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4            Subject to the provisions of section 10.5 below, in the event of termination of Optionee’s employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee’s Option shall not vest and shall not become exercisable.

10.5            Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee’s Option Agreement, an Option may be exercised after the date of termination of Optionee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i) termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii) termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised subject to the period determined in section 15.

(iii) prior to the date of such termination, the Board shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

(iv) termination is the result of Retirement of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination;

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

10.6            To avoid doubt, the Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ISOP.

10.7            Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Board may, from time to time, deem advisable.

10.8            With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1            Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2            An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Board may deem appropriate. The vesting provisions of individual Options may vary.

12.	PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares upon exercise of an Option granted under the ISOP is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of  Section 102 and the rules, regulations or orders promulgated thereunder.

14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1            No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

                   Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2             As long as Options and/or Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP(amended, December 2012)

The ISOP shall be effective as of the day it was adopted by the Board and shall terminate ~~at the end of ten (10) years from such day of adoption~~ on May 31, 2023.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Board’s ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.              GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.              CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.              GOVERNING LAW & JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Haifa, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.              TAX CONSEQUENCES

20.1            Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

20.2            The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.              NON-EXCLUSIVITY OF THE ISOP

The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to Optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

22.              MULTIPLE AGREEMENTS

The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.